Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Capital One Financial Corporation for the registration of senior and subordinated debt securities, preferred stock, depositary shares representing preferred stock, common stock, purchase contracts, warrants, and units of Capital One Financial Corporation and to the incorporation by reference therein of our reports dated February 24, 2015, with respect to the consolidated financial statements of Capital One Financial Corporation, and the effectiveness of internal control over financial reporting of Capital One Financial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, VA

March 30, 2015